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SEC
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Section

FEB 28 2017

Washington DC
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SI)N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WESTLAKE SECURITIES, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Via Fortuna, Suite 250
(No. and Street)

Austin	Texas	78746
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wilson Allen (512) 314-0723
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 202260	**Austin**	**Texas**	**78720**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond**

JCW

PUBLIC

unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wilson Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTLAKE SECURITIES, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Executive Officer

Title

Notary Public

JACQUELINE FLEUR ROBINSON
Notary Public, State of Texas
Comm. Expires 03-15-2020
Notary ID 128922665

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

Westlake Securities, LLC

Financial Statements and Supplemental Schedule
(With Report of Independent Registered Public Accounting Firm Thereon)

December 31, 2016

PMB Helin Donovan

PUBLIC

WESTLAKE SECURITIES, LLC
Index to Financial Statements and Supplemental Schedule
December 31, 2016

PMB Helin Donovan

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

Report of Independent Registered Public Accounting Firm

Board of Directors and Member of:
Westlake Securities, LLC

We have audited the accompanying balance sheet of Westlake Securities, LLC (the "Company") as of December 31, 2016, and the related statements of operations, member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westlake Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matters

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including its form and content, is presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 24, 2017
Austin, Texas

WESTLAKE SECURITIES, LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	100,023
Consulting/advisory fees receivable		33,451
Securities and investments		1
Receivables from related parties		1,394,135
Prepaid expenses and other assets		1,435
Total assets	$	1,529,045
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	57,823
Total Liabilities		57,823
Member's equity		1,471,222
Total liabilities and member's equity	$	1,529,045

See notes to the financial statements and report of independent registered public accounting firm.

Note 1 - Nature of Business and Liquidity

Westlake Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") providing full service broker dealer activities and investment banking. The Company has claimed an exemption from Rule 15c3-3 ("Rule") under section (k)(2)(ii) of the Rule, and accordingly is exempt from the remaining provisions of that Rule.

The Company is a Texas limited liability company, which commenced operations on March 20, 2003, and its sole member is Westlake Group, LLC (the "Parent"). The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

During the year ended December 31, 2016, the company had a net loss of $277,357, negative cash flow from operations of $564,317, and positive working capital of $77,087 after excluding the related party receivable balance. The Company's ability to generate positive operating cash flows that will allow it to maintain compliance with regulatory requirements and make the required payments to debtors as they become due depends on the Company's ability to close customer transactions while controlling their operating costs. Management believes the Company will be able to generate sufficient capital to operate for the next twelve months by generating new revenues, making changes to its compensation structure and obtaining financing from its member and other related parties, if necessary.

Note 2 - Summary of Significant Accounting Policies

Basis of accounting
These financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consulting/advisory fees receivable
Consulting/advisory fees receivable are generally collected in full in the month following their accrual. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. As of December 31, 2016, the Company has accrued an allowance for uncollectable accounts of $0.

Revenue recognition
Placement agent revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or placement agent. Placement agent fees are recognized as earned on a pro rata basis over the term of the contract, except that fees contingent on completion of a transaction are recognized at the time the placement transaction is completed and the income is reasonably determinable.

Merger and acquisitions ("M&A") advisory revenues include amounts earned from providing merger and acquisition or general advisory services. Revenue from M&A advisory services is recognized as earned on a pro rata basis over the term of the contract, except that fees contingent on completion of a transaction are recognized at the time the transaction is completed and the income is reasonably determinable.

Security transactions
Security transactions, commission income and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and expenses are recorded on a trade date basis.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, consulting/advisory fees receivable from customers, amounts due from a clearing broker and securities and investments. Cash and cash equivalents are held by high credit quality financial institutions and $0 exceeded the FDIC insured limits as of December 31, 2016. Securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in the fair value of these securities is recognized in the statement of operations.

Fair Value Measurements
The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price).

The carrying amounts of the Company's financial instruments, which include cash equivalents, deposits with clearing brokers, due from clearing broker, consulting/advisory fees receivable, receivables from related parties, prepaid expenses and other assets, and accounts payable and accrued expenses, approximate their fair values due to their short maturities. Securities and investments consist of equity securities of a privately held corporation that is measured at fair value.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to its member. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2016, the Company's Texas franchise tax expense was estimated to be $1,480.

Management Review
Management of the Company has evaluated subsequent events through February 24, 2017, the date the financial statements were available for issuance.

Recent Accounting Pronouncements
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 - Fair Value Measurements

In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Financial instruments are considered Level 1 when their values are determined using quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1, such as quoted prices for similar assets in active or inactive markets, inputs other than quoted prices that are observable for the asset, or inputs that are derived principally from or corroborated by observable market data or other means.

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.

As of December 31, 2016, investments have been valued using Level 3 inputs and a weighting of discounted cash flows and market approach methodologies. The application of valuation techniques applied to similar assets and liabilities has been consistent. The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of December 31, 2016:

Description	Quoted Prices for Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity securities	$ -	$ -	$ 1	$ 1
Total investments	$ -	$ -	$ 1	$ 1

The reconciliation of the underlying investments at fair value on a recurring basis using unobservable inputs (Level 3) for the year ended December 31, 2016 is as follows:

Balance at December 31, 2015	$ 101
Net realized and unrealized gains on investments	(100)
Purchases and sales, net	-
Balance at December 31, 2016	$ 1

Note 4 - Concentrations

The Company has a variety of customers, and in any given year a single customer can account for a significant portion of revenues. For the year ended December 31, 2016, the Company had one customer who accounted for 34% of total revenue.

Note 5 - Related Party Transactions

Funds are periodically advanced to affiliates for working capital, which are offset by salaries and commissions, rent, and other overhead expenses paid by affiliates on behalf of the Company. For the year ended December 31, 2016, these expenses totaled $283,797. In addition to this, the Parent provides back office and other management support to the Company in exchange for a $25,000 monthly management fee, payable at the Parent's discretion. For the year ended December 31, 2016, the total management fees charged by the Parent were $200,000.

On occasion, the Company makes discretionary zero interest unsecured advances to employees. These advances are scheduled to be repaid through reductions of future commissions or bonuses or through regular salary withholdings. At December 31, 2016, the balance of advances due the Company was $5,525.

At December 31, 2016, total amount of receivables due from related parties under these arrangements were:

Westlake Group, LLC	$	746,017
Westlake Financial Advisory, LLC		642,593
Employee advances		5,525
Total	$	1,394,135

Note 6 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital and net capital requirements of $42,200 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.37 to 1.

Capital distributions to the Company's member can be made under a capital distribution policy approved by the member. Periodic distributions may be made to enable the member to pay federal income taxes on company profits, among other purposes.